ROUGE RESOURCES LTD.
SUITE 3123 – 595 BURRARD STREET
VANCOUVER, BC V7X 1J1
TEL: 604-609-6110 FAX: 604-609-6145

ROUGE RESOURCES LTD. ANNOUNCES CHANGE OF BOARD OF DIRECTORS

May 10, 2016	TSXV – ROU.V

Vancouver, British Columbia – Rouge Resources Ltd., (TSXV – ROU.V) (the “Company”) is pleased to announce that Peter Leitch, David Whelan and Larry Copeland have been appointed to the Company's board of directors and the Company has appointed Peter Leitch as Chief Executive Officer and Melinda Coghill as Chief Financial Officer and Corporate Secretary. Jim Burns, Steven Chan, Darcy Krell, David Mark, Ronald McGregor and Linda Smith have resigned from the board and the board would like to thank them for their services.

The Company has also entered into a financial advisory mandate agreement with Fiore Management & Advisory Corp. to provide financial advice and corporate administration.

In connection with the foregoing appointments, an aggregate of 2,500,000 incentive stock options have been granted to directors, officers, consultants and charitable organizations at a price of $0.05 per share, exercisable for a period of 10 years, subject to TSX-V approval.

The Company also announces that Fiore Financial Corporation, a company owned and controlled by Frank Giustra, and the Radcliffe Foundation, a charitable organization controlled by Frank Giustra, acquired 8,300,000 common shares pursuant to a private transaction. The acquisitions represent 18.60% of the issued and outstanding common shares of the Company. As a result of the acquisition of securities described above, Frank Giustra directly and indirectly, owns and or controls, in aggregate 8,300,000 common shares of the Issuer, representing 18.60% of the current issued and outstanding common shares of the Company.

The Company further announces that Brian Paes-Braga and Quiet Cove Capital Corp., a company owned and controlled by Brian Paes-Braga acquired 8,300,000 common shares pursuant to a private transaction. The acquisitions represent 18.60% of the issued and outstanding common shares of the Company. As a result of the acquisition of securities described above, Brian Paes-Braga directly and indirectly, owns and or controls, in aggregate 8,300,000 common shares of the Issuer, representing 18.60% of the current issued and outstanding common shares of the Company.

The Company has been advised that Mr. Giustra’s related entities and Mr. Paes-Braga and his related entity acquired these securities for investment purposes and as disclosed in the Early Warning Report accompanying this news release, may in the future acquire or dispose of securities of the Company, through the market, privately or otherwise, as circumstances or market conditions warrant.

On behalf of ROUGE RESOURCES LTD.

“Peter Leitch”
Chief Executive Officer

For further information please contact:

Melinda Coghill
CFO & Corporate Secretary
Tel: (604) 609-6148

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.